June 12, 2025

Thomas C. Chen
Chief Executive Officer
NeOnc Technologies Holdings, Inc.
23975 Park Sorrento, Suite 205
Calabasas, CA 91302

       Re: NeOnc Technologies Holdings, Inc.
           Registration Statement on Form S-1
           Filed June 6, 2025
           File No. 333-287875
Dear Thomas C. Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Thomas Poletti, Esq.